AAf 4/1/2003 SECURITIES ... SION

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SEC FILE NUMBER
8-45594

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. E. SHAW VALENCE, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED MAR 25 2003 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel F. Wolf — 212-478-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AAf 4/1/2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D. E. Shaw Valence, L.P.

39th Floor, Tower 45
120 West Forty-Fifth Street
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Partners' Capital.
- ☐ (f) Statement of Changes in Revolving Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement Regarding Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

D. E. Shaw Valence, L.P.

Statement of Financial Condition

December 31, 2002

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Independent Auditor's Report

To the Partners of
D. E. Shaw Valence, L.P.:

We have audited the accompanying statement of financial condition of D. E. Shaw Valence, L.P. (a Delaware Limited Partnership) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of D. E. Shaw Valence, L.P. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2003

D. E. Shaw Valence, L.P.

Statement of Financial Condition

December 31, 2002

	(in thousands)
Assets	
Receivables	
Clearing broker	$ 1,792,209
Interest and dividends	6,903
Financial instruments owned	3,706,573
Total Assets	**$ 5,505,685**
Liabilities and Partners' Capital	
Payables	
Interest and dividends	$ 6,407
Parent	453,954
Financial instruments sold, but not yet purchased	3,993,253
Other liabilities and accrued expenses	1,122
Total Liabilities	**4,454,736**
Commitments	
Revolving Subordinated Borrowings	**100,000**
Partners' Capital	**950,949**
Total Liabilities and Partners' Capital	**$ 5,505,685**

The accompanying notes are an integral part of this statement.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

D. E. Shaw Valence, L.P. (the "Company") is a Delaware limited partnership that operates as a securities broker-dealer. D. E. Shaw & Co., L.P. (the "General Partner") is the general partner of the Company and held less than 0.1 percent of the Company's capital at year-end. D. E. Shaw Valence Portfolios, L.P. (the "Parent") is the sole limited partner of the Company.

The purpose and investment objective of the Company is capital appreciation, primarily through the purchase and sale of financial instruments, and to serve as placement agent for its Parent's investors.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates relate primarily to the valuation of financial instruments when quoted market prices are not available, or when liquidation of the Company's positions is reasonably expected to impact market prices, as discussed further below. Such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

Principal transactions in financial instruments and related expenses are recorded on a trade date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on an accrual basis.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts, which approximate fair value.

a. Financial instruments owned and financial instruments sold, but not yet purchased include (without limitation) equity securities, debt securities, and certain derivative instruments such as options and warrants. Such financial instruments are reflected on the statement of financial condition at fair value. The underlying financial instruments related to contractual commitments arising pursuant to futures and any other derivative contracts are not reflected on the statement of financial condition, but such contracts are valued at fair value. The resulting net change in unrealized gains and losses on these contracts (as well as the net change in unrealized gains and losses on the other financial instruments described above) is reflected in partners' capital on the statement of financial condition.

2. Significant Accounting Policies (Continued)

a. (Continued)

Fair value is generally based on quoted market prices, taking into account the liquidity and concentrations of, and any restrictive terms with respect to, the instruments and contracts. If quoted market prices are not readily available, or if the liquidation of certain of the Company's positions is reasonably expected to impact market prices, fair value of those positions may be determined based on other relevant factors, including (without limitation) dealer price quotations, price activity for equivalent instruments, and valuation pricing models. When quoted market prices or dealer price quotations are obtained, instruments and contracts may be valued using the last sale price, the bid price, the asked price, a price somewhere within the range between the bid and asked prices, or another method considered appropriate in the circumstances. The Company believes that, where applicable, consistent methods have been used with respect to valuing instruments and contracts associated with similar types of trading. Valuation pricing models consider time value and volatility factors underlying financial instruments as well as other relevant economic measurements.

b. Receivables and payables (including those resulting from contractual commitments, over-the-counter instruments, and cash collateral) are reported net by counterparty, provided a legally enforceable master netting agreement exists.

c. Substantially all other assets and liabilities are recorded at contracted amounts, which approximate fair value.

U.S. federal and state income taxes have not been provided because the partners report their respective distributive share of the Company's taxable income or loss on their respective tax returns.

3. Receivable From Clearing Brokers

The Company's transactions in financial instruments may be cleared by a limited number of brokers and dealers (the "Clearing Brokers") pursuant to clearance agreements. Substantially all of the Company's cash and securities positions are either held as collateral by the Clearing Brokers against various margin obligations (including $7.0 million of cash collateral pledged in connection with its futures positions) or are deposited with such Clearing Brokers for safekeeping purposes. The clearance agreements permit the Clearing Brokers to pledge or otherwise

3. Receivable From Clearing Brokers (Continued)

hypothecate the Company's securities, subject to certain limitations, typically based on the Company's margin borrowings. The Clearing Brokers may also sell such securities in limited instances where required collateral is not posted on a timely basis. These arrangements subject the Company to credit risk with respect to the Clearing Brokers, and this risk is typically concentrated among a limited number of counterparties. During 2002, the Company's cash and securities positions were held by one Clearing Broker.

To the extent the Company has not borrowed the maximum amount available from the Clearing Brokers, such excess represents available short-term funding. The Company maintains most of its liquidity in the form of additional margin borrowings available from the Clearing Brokers in this regard. This subjects the Company to liquidity risk, to the extent the Clearing Brokers may choose to decrease collateralized margin borrowings they make available to the Company. The Company attempts to limit this liquidity risk by entering into contracts that require the Clearing Brokers to provide reasonable notice periods before additional margin can be required on existing positions, when the Clearing Brokers make this term available.

4. Financial Instruments

Financial instruments owned and financial instruments sold, but not yet purchased consist of the following:

	Owned	*Sold, but not yet purchased*
Equity securities	$2,919,164	$3,176,424
Corporate debt securities	118,433	11,220
Options and warrants	668,976	805,609
Total	$3,706,573	$3,993,253

5. Related Party Transactions

The General Partner, directly and through certain affiliates, provides substantially all personnel, management, overhead, and other services to the Company and the Parent. In consideration for providing these services and in accordance with the applicable operating agreements, the General Partner (i) receives a monthly management fee from the Parent's investors based on a percentage of their net assets and (ii) is reimbursed by the Parent for the effect of its bearing certain costs

5. Related Party Transactions (Continued)

and expenses. In turn, the Company may be responsible for a portion of these costs and expenses, at the discretion of the Parent. In connection with this arrangement, the total costs and expenses applicable to the Company (primarily related to professional and regulatory fees) were charged to the Company by the Parent. No portion of the management fee described above was allocated by the Parent to the Company.

The Parent may also deposit funds with the Company from time to time in anticipation of future funding requirements. To the extent applicable, such deposits bear interest at rates both selected by, and believed to be commercially reasonable by, the General Partner. Interest on such amounts was de minimis.

Payable to Parent represents amounts due in respect to each of the above. Any such payables are due on demand. The amount payable as of December 31, 2002 was primarily the result of deposits from the Parent made at the end of the year. Substantially all of this amount was repaid in early January 2003.

6. Revolving Subordinated Borrowings

Effective December 31, 2002, the Company and a financial institution extended the scheduled maturity date of a $150 million revolving subordinated loan agreement (the "Revolver") to December 31, 2004. The Parent has guaranteed payment and performance by the Company. Under the terms of the Revolver, the Company is charged interest on outstanding borrowings at floating rates based on the federal funds rate. A rate of three-eighths of one percent per annum is charged for any unused portion of the credit line. The Revolver contains various requirements and restrictions. Among other things, the Revolver requires that the Company maintain a minimum level of partners' capital to draw funds, and generally requires the Company to clear its securities transactions through affiliates of the financial institution. At December 31, 2002, the Company was in compliance with such requirements and restrictions of the Revolver. The Company may, under certain conditions, terminate the Revolver prior to maturity.

Any outstanding subordinated borrowings are covered by an agreement approved by the National Association of Securities Dealers, Inc. ("NASD") and are thus available in computing net capital under the uniform net capital rule of the United States Securities and Exchange Commission ("SEC"). To the extent that such subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Net Capital Requirement

As a registered broker-dealer and member of the NASD, the Company is subject to SEC Rule 15c3-1, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2002, the Company had net capital of approximately $161.7 million, which exceeded the minimum requirement by approximately $161.5 million.

Proprietary balances, if any, held at the Clearing Brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the Clearing Brokers, which require, among other things, that the Clearing Brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

8. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk, primarily for the purpose of hedging its exposure to market, interest rate, and foreign currency risks, and in connection with its normal investing activities. These financial instruments include (without limitation) financial instruments sold, but not yet purchased, as well as other derivative financial instruments. Risk arises from the potential failure of the exchange or counterparty to perform under the terms of each of these contracts and from changes in interest rates, foreign currency exchange rates, or the fair value of the underlying financial instruments. Through the use of hedging strategies and various credit-monitoring techniques, the Company attempts to reduce its exposure to market, interest rate, foreign currency, and credit risks arising from the use of financial instruments with off-balance-sheet risk. A further description of these instruments appears below.

a. *Financial Instruments Sold, But Not Yet Purchased*

Financial instruments sold, but not yet purchased represent obligations to deliver specified financial instruments at contracted prices, thereby creating liabilities to purchase such financial instruments at some time in the future at then-prevailing market prices, thus subjecting the Company to market risk.

b. *Derivative Financial Instruments*

Derivative financial instruments contain varying degrees of off-balance-sheet risk, whereby changes in interest rates, foreign currency exchange rates, or the

8. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk (Continued)

b. *Derivative Financial Instruments (Continued)*

fair value of the underlying financial instruments may result in losses in excess of any amounts reflected on the statement of financial condition. The specific types of derivative financial instruments traded by the Company are described further as follows:

i. Option contracts written provide a counterparty with the right, but not the obligation, to purchase or sell financial instruments at a specified price on or before a specified future date. A premium is received by the option contract writer in exchange for bearing the risk of unfavorable changes in the values of the financial instruments underlying the option contract.

ii. Financial and currency futures contracts are derivative financial instruments that represent future commitments to purchase or sell other financial instruments at specified terms at specified future dates.

At December 31, 2002, the fair value of the Company's commitments to purchase and sell the underlying financial instruments relating to its derivative financial instruments were as follows (in thousands):

	Assets	*Liabilities*
Options and warrants	$668,976	$805,609
Futures	–	3,042

While, individually, these derivative financial instruments carry the risks referred to above, the measurement of risk associated with these instruments is meaningful only when all related and offsetting transactions used to limit (though not eliminate) certain risks to the Company are identified. In any case, it should be noted that the Company's exposure to credit risks associated with counterparty nonperformance on these instruments is limited to the unrealized gains inherent in such contracts, which, as stated above, are included on the statement of financial condition. It is the Company's policy to monitor its exposure to credit risks and to obtain or to pledge collateral where deemed necessary.

9. Subsequent Events

Subsequent to December 31, 2002, the Parent made a capital contribution of $484,000.

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Partners of
D. E. Shaw Valence, L.P.:

In planning and performing our audit of the statement of financial condition of D. E. Shaw Valence, L.P. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the

United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2003